Exhibit 99.5

LETTER OF CONSENT

Re:                             Prospectus Supplement dated March 12, 2007 to Registration Statement on Form F-9 dated November 27, 2006 (together, the “Prospectus”) of Canadian Natural Resources Limited (“CNRL”)

We are a firm of independent geological and petroleum engineer consultants of Calgary, Alberta having prepared corporate evaluation reports entitled “CNR International (U.K.) Limited Offshore North Sea UK and Offshore West Africa Constant Parameters” (the “2005 Reports”) of certain oil and gas properties of CNRL.  The 2005 Reports were for the year ended December 31, 2005 and dated March 3, 2006.

We have also prepared corporate evaluation reports of CNRL entitled “CNR International (U.K.) Limited Offshore North Sea UK and Offshore West Africa Constant Parameters” (the “2006 Reports”) of certain oil and gas properties of CNRL.  The 2006 Reports were for the year ended December 31, 2006 and dated March 1, 2007.

We refer to the Prospectus relating to the offering of Debt Securities by CNRL and hereby consent to the reference to our firm under the heading “Experts”, to the use of our 2005 Reports which are incorporated by reference in the Prospectus and to the references to the 2006 Report in the press release of CNRL dated March 7, 2007 (the “Press Release”), a portion of which is incorporated by reference in the Prospectus.

Dated March 12, 2007	Yours very truly,
Calgary, Alberta

(SIGNED) “RYDER SCOTT COMPANY- CANADA”